MEDICALE CORP

Otar Lortkifanidze 16, Tbilisi

Georgia, 0114

+17026054432

medicalecorp@gmail.com

Medicalecorp@protonmail.com

January 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Nudrat Salik, Terence O'Brien,

Alan Campbell and Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

Re:	Medicale Corp
Registration Statement on Form S-1
Filed November 12, 2020
File No. 333-250025

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Medicale Corp (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-250025), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on January 13, 2021, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Medicale Corp

Per: /s/ Borisi Alborovi

Borisi Alborovi

President & C.E.O.